We would like to invite you to visit us at the following upcoming events:

2006 Vancouver Resource Investment Conference

Location: Vancouver Convention & Exhibition Centre

Date: Sunday / Monday, January 22 & 23, 2006

Booth: 322

To register please contact:

Cambridge House Conferences (604) 687-4151

Register online at www.cambridgehouse.ca

Mineral Exploration Roundup 2006

Roundup is one of the World's premier mineral exploration conferences

Location: Westin Bayshore Resort & Marina

Date: Wednesday / Thursday, January 25 & 26, 2006

Booth: B91

To register please contact:

British Columbia & Yukon Chamber of Mines Tel: 604-689-4800

Register online at www.chamberofmines.bc.ca/roundupoverview.htm

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400